Sub-Item 77M: Mergers

Effective October 23, 2015, the Goldman Sachs BRIC (Brazil, Russia, India, China) Fund (the Acquired Fund), a series of the Registrant, was reorganized with and into the Goldman Sachs Emerging Markets Equity Fund (the Surviving Fund), a series of the Registrant (the Reorganization). Pursuant to the Reorganization, the Acquired Fund transferred all of its assets to the Surviving Fund, and the Surviving Fund assumed all liabilities of the Acquired Fund. The Acquired Fund was liquidated and terminated, and shareholders of the Acquired Fund became shareholders of the Surviving Fund.